Schmitt Industries, Inc.
2765 N.W. Nicolai Street

Portland, Oregon 97210

May 9, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E., Mail Stop 4546
Washington, D.C. 20549-4546

Re:	Schmitt Industries, Inc. Registration Statement on Form S-3 Filed May 2, 2022 File No. 333-264622

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to May 10, 2022 at 4:00 p.m., New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Kenneth A. Schlesinger of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2252 and that such effectiveness also be confirmed in writing.

Very truly yours,

Schmitt Industries, Inc.

By:	/s/ Michael R. Zapata
Michael R. Zapata
President, Chief Executive Officer and Executive Chairman